UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                        AmeriResource Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    03072A203
                                    ---------
                                 (CUSIP Number)


                 Delmar Janovec, 3430 Russell Road, Suite 310,
                    Las Vegas, Nevada 89120, (702) 214-4249
                 ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 31, 2002
                                ----------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                 SCHEDULE 13D
CUSIP No. 03072A203                                               Page 2 of 3

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Delmar Janovec

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) ( )
                                                                       (B) (X)

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

                                      OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)[  ]


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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

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NUMBER OF                       7)  SOLE VOTING POWER            174,103,658
SHARES                          ----------------------------------------------
BENEFICIALLY                    8)  SHARED VOTING POWER                    0
OWNED BY                        ----------------------------------------------
EACH                            9)  SOLE DISPOSITIVE POWER       174,103,658
REPORTING                       ----------------------------------------------
PERSON WITH                     10)  SHARED DISPOSITIVE POWER              0

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 174,103,658

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                     ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    94.6%

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14)  TYPE OF REPORTING PERSON
                                      IN

Item 1.     Security and Issuer

This statement relates to the common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation, with principal executive offices at 3430 Russell Road, Suite 310, Las Vegas, Nevada 89120 (the "Company").

Item 2.     Identity and Background

This statement is filed by Delmar Janovec who is a citizen of the United States. Mr. Janovec's business address is 3430 Russell Road, Suite 310, Las Vegas, Nevada 89120, and he currently serves as chief executive officer, president and a director of the Company. Mr. Janovec is also the president and manager of Tomahawk Construction, Inc., the Company's subsidiary.

Mr. Janovec has not during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

Mr. Janovec acquired all of the shares set forth in this statement in exchange for his waiver of approximately $2,000,000 in debt owed to him by the Company stemming from dividends earned on the Company's Series A and Series B Preferred Stock.

Item 4.     Purpose of Transaction

The Company issued One Million (1,000,000) shares of its Series C Preferred Stock to Mr. Janovec in exchange for his discharge and waiver of debt totaling approximately $2,000,000 owed to him by the Company in connection with dividends earned, but never paid, on the Company's Series A and Series B Preferred Stock which he held between 1995 and 1999.

Mr. Janovec has the right to acquire beneficial ownership of the Company's Common Stock within sixty (60) days through the conversion of the Series C Preferred Stock. Each share of outstanding Series C Preferred Stock is convertible at any time into Common Stock of the Company on the basis of the stated value of the Series C Preferred Stock, $2.00, divided by fifty percent (50%) of the average closing price of the Common Stock on five (5) business days preceding the date of conversion. For the purposes of disclosure under this
Schedule 13D, the date of conversion is deemed to be June 13, 2002, and the average closing price of the Common Stock is $0.023.

Item 5.     Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages. No person aside from the reporting persons listed herein has the right to receive, or power to direct, the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to Be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2002



/s/ Delmar Janovec
Delmar Janovec





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